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Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

11/F No. 3 Building, 700 Yishan Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTENT

Description	Page
Signature	3
Exhibit 99.1 — Fourth Quarter 2011 Results Dated March 5, 2012	4
Exhibit 99.2 —2011 Fourth Quarter Results Presentation Dated March 5, 2012	19

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Jazy Zhang
	Name:	Jazy Zhang
	Title:	Chief Financial Officer

Date: March 5, 2012

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 Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

Fourth QUARTER and fiscal year 2011 RESULTS

Net Revenue Increased 8.1% Quarter-over-Quarter

Fiscal Year 2011 Net Revenue Increased 34.5%

Board Approves Cash Dividend of US$0.30 per Share/ADS

SHANGHAI, PRC — March 5, 2012 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights:

•	Net revenue was RMB494.8 million (US$78.6 million), an increase of 8.1% from the third quarter 2011 and an increase of 34.4% from the fourth quarter 2010.
•	Gross profit was RMB427.1 million (US$67.9 million), an increase of 8.3% from the third quarter 2011 and an increase of 37.3% from the fourth quarter 2010. Gross profit margin for the fourth quarter 2011 was 86.3%.
•	Net income attributable to the Company’s shareholders was RMB246.4 million (US$39.2 million), a decrease of 31.8% from the third quarter 2011 and an increase of 6.6% from the fourth quarter 2010. Net income attributable to the Company’s shareholders as a percentage of net revenue for the fourth quarter 2011 was 49.8%.
•	Basic and diluted earnings per American Depositary Share (“ADS”) or one ordinary share were RMB1.05 (US$0.17) and RMB1.05 (US$0.17), respectively, compared to basic and diluted earnings per ADS of RMB1.54 and RMB1.53, respectively, for the third quarter 2011, and basic and diluted earnings per ADS of RMB1.02 and RMB0.99, respectively, for the fourth quarter 2010.
•	Non-GAAP net income attributable to the Company’s shareholders was RMB257.7 million (US$40.9 million), a decrease of 9.6% from the third quarter 2011 and an increase of 7.0% from the fourth quarter 2010. Non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenue was 52.1%.
•	Basic and diluted non-GAAP earnings per ADS were RMB1.09 (US$0.17) and RMB1.09 (US$0.17), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.22 and RMB1.21, respectively, for the third quarter 2011, and basic and diluted non-GAAP earnings per ADS of RMB1.06 and RMB1.03, respectively, for the fourth quarter 2010.
•	Active Paying Accounts (“APA”) for online games was 2,167,000, an increase of 3.9% from the third quarter 2011 and an increase of 28% from the fourth quarter 2010.
•	Average Revenue Per User (“ARPU”) for online games was RMB221, an increase of 1.8% from the third quarter 2011 and an increase of 2.8% from the fourth quarter 2010.
•	Average Concurrent Users (“ACU”) for online games was 667,000, an increase of 0.9% from the third quarter 2011 and an increase of 14.3% from the fourth quarter 2010.
•	Peak Concurrent Users (“PCU”) for online games was 2,339,000, an increase of 1.8% from the third quarter 2011 and an increase of 36.5% from the fourth quarter 2010.

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FOR IMMEDIATE RELEASE

Please refer to the table on page 9 for a reconciliation between net income attributable to the Company’s shareholders on a GAAP to non-GAAP basis.

Fiscal Year 2011 Highlights:

Compared to fiscal year 2010 results,

•	Net revenue increased 34.5% to RMB1,792.2 million (US$284.8 million).
•	Gross profit increased 35.4% to RMB1,535.0 million (US$243.9 million).
•	Gross profit margin was 85.6%.
•	Net income attributable to the Company’s shareholders increased 8.5% to RMB880.0million (US$139.8 million).
•	Net income attributable to the Company’s shareholders as a percentage of net revenue was 49.1%.
•	Basic and diluted net income per ADS increased 6.2% and 9.2%, respectively, to RMB3.79 (US$0.60) and RMB3.79 (US$0.60), respectively.
•	Non-GAAP net income attributable to the Company’s shareholders increased 28.6 % to RMB1,086.3 million (US$172.6 million).
•	Non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenue was 60.6%.
•	Basic and diluted non-GAAP net income increased 25.8% and 29.6%, respectively, to RMB4.68 (US$0.74) and RMB4.68 (US$0.74), respectively.

Please refer to the table on page 10 for a reconciliation between net income attributable to the Company’s shareholders on a GAAP to non-GAAP basis.

“2011 was the most exciting year in the history of our company. We made a stunning comeback by delivering eight quarters of consistent growth and achieved over 34% annual revenue growth, thanks to our new blockbuster game ZT Online 2,” said Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer. “While continuing to capitalize on our core competence in MMORPGs, we are aggressively expanding into new game segments such as webgames to capture new growth opportunities. Our strategy is not just to produce webgames but to produce the highest quality webgames by recruiting and retaining top talents and offering them ample opportunities to maximize their potential. As recently announced, we have recruited a senior industry expert to head our webgame development team. We strongly believe that we are well-positioned and ready to create a blockbuster webgame in the near future given our years of experience in developing and operating MMO games, our deep understanding of webgame characteristics and user preferences, and our progress made in webgame graphics and technology. Additionally, since the beginning of last year, we began to explore growth opportunities in the mobile game sector. We envision a cross platform strategy to enable our users to play our games on PC, web, tablets and mobile phones. However, regardless of the game genres, segments and diverse game platforms, our ultimate goal is to produce innovative, fun and long lasting games that will attract a wide range of gamers. This is our core strength and we believe in ourselves.”

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“Looking into 2012, we are extremely excited about our solid and diversified game pipeline including MMO games reflecting the latest trends and user preferences, half a dozen webgames with rich content, and our highly anticipated domestically-developed first-person shooter (FPS) game.”

“We have commenced 2012 with sound financial and operating metrics, a fast growing hit game in ZT Online 2 and an expanding product portfolio. In light of the healthy financial position and a strong balance sheet, our Board of Directors has declared a cash dividend of US$0.30 per ordinary share or ADS, which amounts to a total payment of approximately US$70.6 million. We believe this reiterates our commitment to maximizing shareholder returns and confidence in our business outlook. In addition to returning value to our shareholders, we will continue to seek investment opportunities to further diversify our product portfolio and expand our overseas business.”

Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results

Net Revenue. Net revenue for the fourth quarter 2011 was RMB494.8 million (US$78.6 million), representing an 8.1% increase from RMB457.9 million in the third quarter 2011 and a 34.4% increase from RMB368.1 million in the fourth quarter 2010.

Net revenue increased 34.5% to RMB1,792.2 million (US$284.8 million) in the fiscal year 2011 from RMB1,332.8 million in 2010.

Revenue from online games in the fourth quarter 2011 totaled RMB469.6 million (US$74.6 million), representing an increase of 5.8% from RMB443.9 million in the third quarter 2011 and a 32.8% increase from RMB353.5 million in the fourth quarter 2010. Online game net revenue increased sequentially and year-over-year quarterly due to the official launch and growth of ZT Online 2 throughout 2011.

For the fiscal year 2011, revenue from online games increased 31.9% to RMB 1,701.3 million (US$270.3 million), from RMB 1,289.5 million in 2010.

ACU for online games in the fourth quarter 2011 was 667,000, representing a 0.9% sequential increase and a 14.3% increase over the fourth quarter 2010. PCU for online games in the fourth quarter 2011 was 2,339,000, representing a 1.8% sequential increase and a 36.5% increase over the fourth quarter 2010. ACU and PCU were up on a sequential and year-over-year quarterly basis due to the growth of ZT Online 2. ARPU for online games in the fourth quarter 2011 increased 1.8% sequentially and 2.8% year-over-year quarterly to RMB221. The sequential and year-over-year quarterly increases in ARPU are attributable to ZT Online 2 players becoming more familiar with the game, and thus being willing to spend more in the game. APA for online games in the fourth quarter 2011 increased 3.9% sequentially and increased 28% from the fourth quarter 2010 to 2,167,000. The sequential and year-over-year quarterly increases in APA are attributable to additional users subscribing for paying accounts within ZT Online 2.

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Cost of Services. Cost of services was RMB67.7 million (US$10.8 million), representing an increase of 7.0% from the third quarter 2011 and a 19.0% increase over the fourth quarter 2010. The sequential increase in cost of services was primarily due to an increase in business tax along with the increase in revenue and a rise in year-end bonuses for our maintenance and customer service staff.

Cost of services increased 29.2% to RMB257.2 million (US$40.9 million) for the fiscal year 2011, from RMB199.1 million in 2010. This increase was primarily attributable to the increase in business tax along with the increase in revenue.

Gross Profit and Gross Margin. Gross profit for the fourth quarter 2011 was RMB427.1 million (US$67.9 million), representing an 8.3% sequential increase and a 37.3% year-over-year quarterly increase. Gross margin for the fourth quarter 2011 was 86.3%, up slightly from 86.2% in the third quarter 2011 and up from 84.5% in the fourth quarter 2010.

Gross profit increased 35.4% to RMB1,535.0 million (US$243.9 million) for the fiscal year 2011, from RMB1,133.7 million in 2010, driven by the increase in net revenue. Gross margin for the fiscal year 2011 was 85.6%, compared with 85.1% in 2010.

Operating Expenses. Total operating expenses for the fourth quarter 2011 were RMB134.1 million (US$21.3 million), representing an increase of 18.0% from RMB113.7 million in the third quarter 2011 and a decrease of 20.3% from RMB168.3 million in the fourth quarter 2010. The sequential increase in operating expenses is mainly attributable to higher research and development expenses and sales and marketing expenses during the fourth quarter 2011.

For the fiscal year 2011, total operating expenses increased 4.2% to RMB456.2 million (US$72.5 million) from RMB437.7 million in 2010. The increase was mostly due to increased R&D spending used to broaden the Company’s game pipeline, marketing campaigns for new games during 2011, and less government financial incentives throughout 2011.

Research and product development (“R&D”) expenses for the fourth quarter 2011 increased 41.5% sequentially to RMB69.2 million (US$11.0 million) from RMB48.9 million in the third quarter 2011 and 3.9% year-over-year quarterly from RMB66.6 million in the fourth quarter 2010. The sequential rise in R&D expenses was mainly due to year-end bonuses and expenses related to restricted shares newly granted to our R&D staffs.

For the fiscal year 2011, R&D expenses increased 23.7% to RMB230.2 million (US$36.6 million) from RMB186.0 million in 2010 as the R&D department expanded to accommodate additional product development and existing game enhancements.

Sales and marketing (“S&M”) expenses were RMB55.3 million (US$8.8 million) in the fourth quarter 2011, up 11.3% sequentially from RMB49.6 million in the third quarter 2011 and up 80.8% from RMB30.6 million in the fourth quarter 2010. The sequential and year-over-year quarterly increases in S&M expenses resulted from marketing campaigns in support of the open beta testings of ZT Online 2 and Elsword.

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For fiscal year 2011, S&M expenses were RMB170.0 million (US$27.0 million), up 18.9% from RMB143.0 million for fiscal year 2010, as the Company began marketing efforts for its new games, such as ZT Online 2 and Elsword.

General and administrative expenses (“G&A”) for the fourth quarter 2011 were RMB27.4 million (US$4.4 million), up 9.0% sequentially from RMB25.2 million in the third quarter 2011, and down 20.7% from RMB34.6 million in the fourth quarter 2010. The sequential increase was mainly due to year-end bonuses, and the year- over-year quarterly decrease was due to increased reimbursements from the depositary bank related to our American Depositary Receipt (“ADR”) program in 2011.

For fiscal year 2011, G&A expenses decreased 13.2% to RMB103.7 million (US$16.5 million) from RMB119.4 million in fiscal year 2010, as a result of stricter cost controls and increased reimbursements from the depositary bank related to our American Depositary Receipt (“ADR”) program in 2011.

Financial Incentive. The financial incentive, which mainly relates to sales tax refund received from the municipal government, was RMB17.7 million (US$2.8 million) in the fourth quarter 2011. This refund mainly relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

The total financial incentive received for fiscal year 2011 decreased to RMB47.7 million from RMB57.4 million in 2010.

Interest Income. Interest income for the fourth quarter 2011 was RMB14.5 million (US$2.3 million), compared to RMB39.5 million in the third quarter 2011 and RMB37.3 million in the fourth quarter 2010. Interest income decreased sequentially and over a year-over-year quarterly basis due to the Company’s lower cash balance after the payment of our one-time special cash dividend of $3.00 per ordinary share or ADS in September 2011.

For the fiscal year 2011, interest income increased to RMB141.6 million (US$22.5 million) from RMB136.1 million in fiscal year 2010, mainly attributable to more efficient treasury management before the payment of our one-time special cash dividend.

Income Tax. Income tax expense for the fourth quarter 2011 was RMB39.9 million (US$6.3 million), compared to an income tax benefit of RMB19.3 million in the third quarter 2011 and income tax expense of RMB25.9 million in the fourth quarter 2010. Income tax expense increased sequentially due to the recognition of RMB63.0 million in deferred tax assets (an increase in deferred tax asset on the balance sheet and a corresponding income tax benefit on the income statement) in the third quarter 2011.

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Income tax expense for fiscal year 2011 increased to RMB352.4 million (US$56.0 million), compared to RMB89.3 million for fiscal year 2010. The increase in income tax expense was mainly due to a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid in September 2011.

Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the fourth quarter 2011 was RMB246.4 million (US$39.2 million), a decrease of 31.8% from RMB361.3 million in the third quarter 2011 and an increase of 6.6% from RMB231.3 million in the fourth quarter 2010. Net income attributable to the Company’s shareholders decreased sequentially mainly due to (a) the decrease of interest income resulted from the lower cash balance after the payment of our one-time special cash dividend of $3.00 per ordinary share or ADS in September 2011, (b) the decrease in other income which mainly included foreign exchange gains in the third quarter of 2011 as we obtained a more favorable exchange rate for the repatriation of cash for a special cash dividend, whereas there were no such gains in the fourth quarter of 2011, (c) the increase in income tax expense which reflected an income tax benefit in the third quarter of 2011 due to the one-time recognition of RMB63.0 million in deferred tax assets, whereas there was no such one-time adjustment in the fourth quarter of 2011, and (d) the increase in net income attributable to non-controlling interest, which reflected the financial results of the reorganization of our game development studios, as described below under “Business Highlights and Outlook – Minority Interest in Game Development Studios”. The quarterly increase in net income attributable to the Company’s shareholders in the fourth quarter of 2011 as compared to that of the fourth quarter of 2010 was due to the increase in game operations throughout 2011. Net income attributable to the Company’s shareholders as a percentage of net revenue was 49.8% for the fourth quarter 2011, compared to 78.9% in the third quarter 2011 and 62.8% in the fourth quarter 2010.

Fiscal year 2011 net income attributable to the Company’s shareholders was RMB880.0 million (US$139.8 million), an 8.5% increase from RMB811.2 million in 2010. Fiscal year 2011 net income attributable to the Company’s shareholders as a percentage of net revenue declined to 49.1% from 60.9% in 2010.

Cash, Cash Equivalents and Short-Term Investments. As of December 31, 2011, Giant’s cash, cash equivalents and short-term investments were RMB1,870.1 million (US$297.1 million), compared to RMB1,914.8 million as of September 30, 2011. The sequential decrease of RMB44.7 million was mainly due to (a) a US$50.0 million investment in the Yunfeng e-Commerce Funds for the sole purpose of purchasing shares of the Alibaba Group, and (b) repurchases of our ADSs pursuant to a share repurchase plan approved by our board of directors in September 2011, which authorized the repurchase of up to US$50.0 million worth of our ADSs, offset by the free cash flow generated in the fourth quarter 2011.

Cash Dividend. The Company announced a cash dividend of US$0.30 per ADS or ordinary share on its outstanding shares. The ordinary cash dividend is payable on April 9, 2012 (Eastern Time) to shareholders of record at the close of trading on March 23, 2012 (Eastern Time). The total cash payment will be approximately US$70.6 million.

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Business Highlights and Outlook

ZT Online 1 Series – During the fourth quarter 2011, Giant rolled out a brand new ZT Online expansion pack to introduce a new in-game profession along with several customized in-game activities. The new expansion pack was well received by existing players and attracted many former players back to the game. For ZT Online Classic Edition, Giant introduced a selection of new gameplays emphasizing collaboration among guild members in its latest expansion pack. And for ZT Online Green Edition, Giant released a new expansion pack in the fourth quarter 2011 which gained a great amount of attention and positive feedback from gamers.

ZT Online 2 – During the fourth quarter 2011, Giant launched a special holiday edition of ZT Online 2 in an effort to keep gamers engaged during Chinese New Year. A large scale cross-shard PK tournament attracted a high degree of interest and involvement from players. Giant will continue to add new features to ZT Online 2 in preparation for its first official expansion pack. New gameplays include more cross-shard functions and enhanced guild features. The release of the first expansion pack of ZT Online 2 is expected in April 2012. In addition, Giant will introduce the micro-client version of ZT Online 2 in order to attract a wider range of players. Giant will seek partnerships with various platforms to jointly operate the micro-client version in order to reach out to a broader user base. In the first quarter 2012, ZT Online 2 was licensed to Taiwan and has since enjoyed great popularity among Taiwanese gamers. Giant is currently in talks with game publishers in various foreign countries regarding licensing of ZT Online 2.

Giant Online – During the fourth quarter 2011, Giant released a new expansion pack consisting of a new equipment upgrading system and group battle PVP dungeon in an effort to increase user stickiness by setting more goals for gamers. Giant will continuously enhance gameplay and features based on user feedback.

XT Online – The first expansion pack of XT Online was released during the fourth quarter 2011 after its open beta testing. The expansion pack introduced further enhanced core PK-oriented gameplays, stimulating interactions among gamers and intensifying user competitions. Giant plans to roll out the second expansion pack for XT Online in the first quarter 2012.

The Golden Land – During the fourth quarter 2011, Giant continued to optimize across previously released functions. The Korean version enjoyed great popularity among Korean gamers. Meanwhile, The Golden Land remains popular in Taiwan and Japan. The US and European versions entered open beta testing in October 2011 as scheduled. The Spanish version completed the closed beta testing in the fourth quarter 2011 and the commercial launch is expected in the first quarter 2012.

Elsword – Elsword is a 3D side-scrolling, advanced casual game developed by KOG of South Korea Co., Ltd. Elsword entered the closed beta testing on November 11, 2011 and open beta testing on December 9, 2011. It has received positive feedback from players and the Company plans to introduce new characters and release an expansion pack in the first half of 2012.

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Allods Online – Allods Online is a 3D free-to-play fantasy MMORPG developed by Mail.Ru Inc. The game is currently under optimization and design customization to align it with the interests and preferences of Chinese gamers. Giant plans to conduct its second engineering testing in April of 2012.

Minority Interest in Game Development Studios — The Company introduced its Win@Giant program in 2008 in order to incentivize talented individuals in the areas of game design and development. In connection with this initiative, the Company has reorganized its game development studios by establishing various subsidiaries that are 51% owned by the Company and 49% noncontrolling interest owned by members of the development team. The Company and the reorganized studios have agreed to monthly revenue sharing plans. Studios receive 24% of the revenue after deducting channel costs and business taxes. Each studio is responsible for its own costs, including game development and support expenses, which mainly consists of labor costs. Notwithstanding this reorganization, the Company or its designated wholly-owned subsidiary shall continue to be the sole owner of the game software copyrights relating to the self-developed games supported by the reorganized studios.

First Quarter 2012 Guidance — For the first quarter 2012, the Company expects ZT Online 2 to continue building on the positive momentum experienced in 2011, while the ZT Online 1 Series and other games remain stable. As a result, the Company expects continued sequential top-line growth in the first quarter 2012.

Conference Call

Giant’s senior management will host a conference call on March 5, 2012 at 8:00 pm (US Eastern Time) / 5:00 pm (US Pacific Time), which is March 6, 2012 at 9:00 am (Beijing Time) to discuss its 2011 fourth quarter and fiscal year financial results and recent business activity.

The conference call may be accessed by calling + 1 866 519 4004 (for callers in the US), 800 819 0121 (for callers in China), 800 930 346 (for callers in Hong Kong) or + 65 6723 9381 (for callers outside of the US and China) and entering passcode 49183935. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available starting 3:00 pm (US Eastern Time) on March 6, 2012, by calling + 1 866 214 5335 (for callers in the US) or + 61 2 8235 5000 (for callers outside the US) and entering passcode 49183935.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

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Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2939, which was the noon buying rate as of December 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation, one-time accrued withholding tax associated with the repatriation of cash for the payment of our one-time special cash dividend of $3.00 per ordinary share or ADS in September 2011, recognition of additional deferred tax assets and foreign exchange gains associated with the payment of the special cash dividend. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant as well as when planning and forecasting future periods. Giant computes its non-GAAP financial measures through the application of a consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

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Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	December 31,	September 30,	December 31,	December 31,
	2010	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	231,262,204	361,274,260	246,445,824	39,156,300

Share-based compensation	9,514,003	6,301,546	11,206,516	1,780,536
Recognizing additional deferred tax assets	-	(63,240,829)	-	-
Foreign exchange gains for the payment of the special dividend	-	(19,437,460)	-	-

Non-GAAP net income attributable to the Company’s shareholders:	240,776,207	284,897,517	257,652,340	40,936,836

Non-GAAP earnings per share:

Basic	1.06	1.22	1.09	0.17
Diluted	1.03	1.21	1.09	0.17

Weighted average ordinary shares:

Basic	227,693,650	233,989,130	235,584,292	235,584,292
Diluted	233,693,232	235,648,260	235,584,292	235,584,292

	For the year ended
	December 31,	December 31,	December 31,
	2010	2011	2011
	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	811,187,833	879,966,874	139,812,655

Share-based compensation	33,289,216	29,335,180	4,660,891
Accrued withholding tax associated with the repatriation of cash for the special dividend	-	259,647,915	41,253,899
Recognizing additional deferred tax assets	-	(63,240,829)	(10,047,956)
Foreign exchange gains for the payment of the special dividend	-	(19,437,460)	(3,088,301)

Non-GAAP net income attributable to the Company’s shareholders:	844,477,049	1,086,271,680	172,591,188

Non-GAAP earnings per share:

Basic	3.72	4.68	0.74
Diluted	3.61	4.68	0.74

Weighted average ordinary shares:

Basic	227,308,854	232,004,879	232,004,879
Diluted	233,928,400	232,004,879	232,004,879

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

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About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, and Elsword. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding sequential top-line growth in the first quarter 2012, future growth of ZT Online 2, future stable performance from the ZT Online 1 Series, diversifying our product portfolio, entering into new game genres, seeking new opportunities in international online game markets, the ability of the Company to create other blockbuster games in the near future, the expected contribution from the Company’s newly recruited senior industry expert, the Company’s ability to capitalize on its core competence in MMORPG and to expand into new game segment, and the timetable for engineering testing, creating a blockbuster webgame in the near future, closed beta testing, open beta testing, introduction, future game release schedule and commercial launch of the various products in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what we currently anticipate may include a deterioration in the performance of the ZT Online 1 Series, failure of ZT Online 2 to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing, introduction and launching its games, the Company’s dependence on the ZT Online 1 Series and ZT Online 2, which currently account for the majority of the Company’s historical net revenues, failure to expand into or excel in new game segments such as webgames, the uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20F for the fiscal year 2010, as filed with the Securities and Exchange Commission on June 17, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of the Company’s annual report for fiscal year 2010. The Company’s actual results of operations for fourth quarter 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

14

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (China): Rich Chiang, IR Director Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (U.S.): Kelly Gawlik, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (U.S.): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

15

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31,	September 30,	December 31,	December 31,
	2010	2011	2011	2011
ASSETS	(RMB)	(RMB)	(RMB)	(US$)
Current assets:
Cash and cash equivalents	2,776,936,322	1,608,527,647	950,321,028	150,990,805
Prepayments and other current assets	132,727,408	108,285,283	111,951,828	17,787,354
Accounts receivable	9,800,407	14,032,361	13,692,673	2,175,547
Due from a related party	25,000,000	3,598,811	3,410,114	541,813
Inventories	433,953	234,833	317,019	50,369
Deferred tax assets	105,745,171	187,550,300	179,779,122	28,564,026
Short-term investments	3,253,362,000	306,254,260	919,774,660	146,137,476

Total current assets	6,304,005,261	2,228,483,495	2,179,246,444	346,247,390
Non-current assets:
Property and equipment, net	143,286,303	159,836,437	349,667,907	55,556,635
Intangible assets, net	33,954,716	24,588,960	26,448,716	4,202,278
Due from R&D entity partners	10,783,600	7,637,000	7,637,000	1,213,397
Goodwill	22,201,960	22,201,960	22,201,960	3,527,536
Investment in equity investees	35,125,945	39,942,140	351,400,224	55,831,872
Long-term investment	20,495,239	29,495,239	29,495,239	4,686,322
Available-for-sale securities	423,302,661	399,097,693	386,851,118	61,464,453
Held-to-maturity securities	-	100,000,000	100,000,000	15,888,400
Deferred tax assets	13,145,488	10,371,229	17,100,182	2,716,945
Other assets	101,842,080	276,220,919	81,182,192	12,898,551

Total non-current assets	804,137,992	1,069,391,577	1,371,984,538	217,986,389

Total assets	7,108,143,253	3,297,875,072	3,551,230,982	564,233,779

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	144,436,022	186,607,355	171,610,885	27,266,224
Advances from distributors	75,506,955	102,658,418	82,327,669	13,080,549
Due to a related party	-	1,836,294	540,345	85,852
Deferred revenue	442,795,002	522,406,376	529,204,385	84,082,109
Unrecognized tax benefit	14,758,798	42,967,121	44,451,522	7,062,636
Tax payable	22,191,957	4,908,847	38,561,157	6,126,751
Deferred tax liability	624,770	155,810,298	148,219,632	23,549,728

Total current liabilities	700,313,504	1,017,194,709	1,014,915,595	161,253,849

Non-current liabilities:
Deferred tax liability	186,496	8,346,456	14,882,313	2,364,561

Total non-current liabilities	186,496	8,346,456	14,882,313	2,364,561

Total liabilities	700,500,000	1,025,541,165	1,029,797,908	163,618,410

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2010, September 30, 2011 and December 31,2011 respectively; 263,110,626 shares issued and 228,019,412 shares outstanding at December 31, 2010, 273,110,626 shares issued and 235,956,731 shares outstanding at September 30,2011, 273,110,626 shares issued and 235,234,959 shares outstanding at December 31, 2011)	417	430	430	68
Additional paid-in capital	6,087,534,887	4,336,278,339	4,350,262,526	691,187,106
Statutory reserves	43,890,273	43,890,273	14,125,819	2,244,367
Accumulated other comprehensive loss	(300,504,420)	(388,275,272)	(401,229,786)	(63,748,993)
Retained earnings	2,738,731,300	378,816,423	655,013,363	104,071,142
Treasury stock	(2,176,792,033)	(2,099,580,756)	(2,122,524,316)	(337,235,151)

Total shareholders’ equity	6,392,860,424	2,271,129,437	2,495,648,036	396,518,539

Non controlling interest	14,782,829	1,204,470	25,785,038	4,096,830

Total equity	6,407,643,253	2,272,333,907	2,521,433,074	400,615,369

Total liabilities and equity	7,108,143,253	3,297,875,072	3,551,230,982	564,233,779

16

FOR IMMEDIATE RELEASE

Giant Interactive Group, Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	For the year ended
	December 31	December 31	December 31
	2010	2011	2011
	(RMB)	(RMB)	(US$)
	Audited	Unaudited	Unaudited
Net revenue:
Online game	1,289,480,817	1,701,343,096	270,316,194
Licensing revenue	42,666,674	54,537,719	8,665,171
Other revenue, net	667,960	36,336,494	5,773,287

Total net revenue	1,332,815,451	1,792,217,309	284,754,652

Cost of services	(199,122,245)	(257,246,446)	(40,872,344)

Gross profit	1,133,693,206	1,534,970,863	243,882,308

Operating (expenses) income:
Research and product development expenses	(186,036,564)	(230,209,370)	(36,576,585)
Sales and marketing expenses	(143,006,150)	(169,981,540)	(27,007,347)
General and administrative expenses	(119,447,008)	(103,727,165)	(16,480,587)
Government financial incentives	57,386,000	47,746,000	7,586,075
Impairment loss	(46,557,669)	-	-

Total operating expenses	(437,661,391)	(456,172,075)	(72,478,444)

Income from operations	696,031,815	1,078,798,788	171,403,864

Interest income	136,097,898	141,587,341	22,495,963
Other income, net	65,465,834	43,558,342	6,920,724
Investment income	-	3,047,619	484,218

Income before income tax expenses	897,595,547	1,266,992,090	201,304,769

Income tax expenses	(89,322,402)	(352,378,221)	(55,987,261)
Share of loss of an equity investee	(648,107)	(8,218,001)	(1,305,709)

Net income	807,625,038	906,395,868	144,011,799

Net loss attributable to non-controlling interest	3,562,795	(26,428,994)	(4,199,144)

Net income attributable to the Company’s shareholders	811,187,833	879,966,874	139,812,655

Other comprehensive loss, net of tax
Foreign currency translation	(73,194,240)	(84,727,808)	(13,461,893)
Reclassification adjustment	-	-	-
Unrealized holding loss	(14,540,051)	(15,997,558)	(2,541,756)

Total other comprehensive loss, net of tax	(87,734,291)	(100,725,366)	(16,003,649)

Comprehensive income	723,453,542	779,241,508	123,809,006

Earnings per share:

Basic	3.57	3.79	0.60
Diluted	3.47	3.79	0.60

Weighted average ordinary shares:

Basic	227,308,854	232,004,879	232,004,879
Diluted	233,928,400	232,004,879	232,004,879

17

FOR IMMEDIATE RELEASE

Giant Interactive Group, Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	Three months ended
	December 31	September 30	December 31	December 31
	2010	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	353,532,371	443,922,834	469,614,866	74,614,288
Licensing revenue	14,443,331	12,872,925	14,333,706	2,277,397
Other revenue, net	109,240	1,092,202	10,898,184	1,731,547

Total net revenue	368,084,942	457,887,961	494,846,756	78,623,232

Cost of services	(56,900,119)	(63,310,384)	(67,711,021)	(10,758,198)

Gross profit	311,184,823	394,577,577	427,135,735	67,865,034

Operating (expenses) income:
Research and product development expenses	(66,581,369)	(48,895,557)	(69,199,217)	(10,994,648)
Sales and marketing expenses	(30,567,270)	(49,630,468)	(55,258,951)	(8,779,763)
General and administrative expenses	(34,588,411)	(25,155,496)	(27,430,720)	(4,358,302)
Government financial incentives	10,000,000	10,000,000	17,746,000	2,819,555
Impairment Loss	(46,557,669)	-	-	-

Total operating expenses	(168,294,719)	(113,681,521)	(134,142,888)	(21,313,158)

Income from operations	142,890,104	280,896,056	292,992,847	46,551,876

Interest income	37,268,724	39,505,643	14,497,627	2,303,441
Other income (expense), net	77,648,419	25,557,006	8,441,963	1,341,293
Investment income	-	-	666,667	105,923

Income before income tax expenses	257,807,247	345,958,705	316,599,104	50,302,533

Income tax expense	(25,867,839)	19,315,492	(39,880,797)	(6,336,420)
Share of loss of an equity investee	(245,457)	(746,467)	(5,591,915)	(888,466)

Net Income	231,693,951	364,527,730	271,126,392	43,077,647

Net loss(income) attributable to non controlling interest	(431,747)	(3,253,470)	(24,680,568)	(3,921,347)

Net income attributable to the Company’s shareholders	231,262,204	361,274,260	246,445,824	39,156,300

Other comprehensive loss, net of tax
Foreign currency translation	(28,166,346)	(29,652,528)	(4,075,051)	(647,460)
Unrealized holding (loss) gain	(3,206,557)	(4,749,315)	(8,879,464)	(1,410,805)

Total other comprehensive loss, net of tax	(31,372,903)	(34,401,843)	(12,954,515)	(2,058,265)

Comprehensive income	199,889,301	326,872,417	233,491,309	37,098,035

Earnings per share:

Basic	1.02	1.54	1.05	0.17
Diluted	0.99	1.53	1.05	0.17

Weighted average ordinary shares:

Basic	227,693,650	233,989,130	235,584,292	235,584,292
Diluted	233,693,232	235,648,260	235,584,292	235,584,292

18

Exhibit 99.2

HK000NN7 March 5 , 20 12 201 1 Fourth Quarter and Fiscal Year Results Presentation

19

Safe Harbor Statement and Currency Convenience Translation

Safe Harbor Statement

Statements in this release contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include statements regarding sequential top-line growth in the first quarter 2012, future growth of *ZT Online 2*, future stable performance from the *ZT Online 1 Series*, diversifying our product portfolio, entering into new game genres, seeking new opportunities in international online game markets, the ability of the Company to create other blockbuster games in the near future, the expected contribution from the Company's newly recruited senior industry expert, the Company's ability to capitalize on its core competence in MMORPG and to expand into new game segment, and the timetable for engineering testing, creating a blockbuster webgame in the near future, closed beta testing, open beta testing, introduction, future game release schedule and commercial launch of the various products in the Company's game pipeline. These forward-looking statements are not historical facts but instead represent only the Company's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. The Company's actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company's actual results to differ from what we currently anticipate may include a deterioration in the performance of the *ZT Online 1 Series*, failure of *ZT Online 2* to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing, introduction and launching its games, the Company's dependence on the *ZT Online 1 Series* and *ZT Online 2*, which currently account for the majority of the Company's historical net revenues, failure to expand into or excel in new game segments such as webgames, the uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report on Form 20F for the fiscal year 2010, as filed with the Securities and Exchange Commission on June 17, 2011, and are available on the Securities and Exchange Commission's website at www.sec.gov. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 5 of the Company's annual report for fiscal year 2010. The Company's actual results of operations for fourth quarter 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2939, which was the noon buying rate as of December 31, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

© 2011 Giant Interactive Group, Inc. All Rights Reserved
2

© 201 1 Giant Interactive Group, Inc. All Rights Reserved 3 Giant Interactive Group A Leading Online Game Developer & Operator © 2010 Giant Interactive Group, Inc. All Rights Reserved

21

© 201 1 Giant Interactive Group, Inc. All Rights Reserved 4 Giant: NYSE Listed NYSE IPO: November 1, 2007 Ticker: GA Market Cap: US$1.1 Billion March 2, 201 2 Fully Diluted Shares: Approximately 2 36 m illion About Giant: Headquarters: Shanghai, China Employees: Approximately 2,000 including 420 liaison personnel Investor Information: www.ga - me.com

22

© 201 1 Giant Interactive Group, Inc. All Rights Reserved 5 Key Operational and Financial Highlights © 2010 Giant Interactive Group, Inc. All Rights Reserved

23

© 201 1 Giant Interactive Group, Inc. All Rights Reserved 6 Key Quarterly Operating Metrics Active Paying Accounts (APA) 1,693 1,779 2,087 2,167 1,994 1,373 1,435 1,497 0 400 800 1,200 1,600 2,000 2,400 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 Accounts in Thousands 217 221 212 216 215 225 223 220 0 50 100 150 200 250 300 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 Average Revenue per User (ARPU) RMB Average Concurrent Users (ACU) 584 661 667 588 654 586 538 670 0 100 200 300 400 500 600 700 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 Users in Thousands Peak Concurrent Users (PCU) 1,657 1,466 1,713 2,122 2,297 2,339 1,916 1,611 0 500 1,000 1,500 2,000 2,500 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 Users in Thousands

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 7 Solid Profitability and High Margins Net Income US Dollars in millions Net Revenue US Dollars in millions 27.1 27.4 31.2 35.0 40.0 1.6 56.6 39.2 0 10 20 30 40 50 60 70 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 55.8 78.6 71.8 47.4 50.6 61.6 67.5 44.6 0 10 20 30 40 50 60 70 80 90 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 Gross Profit Margin 84.5% 86.3% 85.2% 85.5% 84.4% 85.2% 85.4% 86.2% 0% 20% 40% 60% 80% 100% 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 Net Income Margin • 2Q11 Net Income was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 2Q11 Net Income Margin was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend.

25

© 201 1 Giant Interactive Group, Inc. All Rights Reserved 8 Q 4 201 1 Key Financial Highlights (In millions, except EPS data) Q 4 201 1 US$ Q 4 201 1 RMB Q 3 20 11 RMB Q - o - Q % Q 4 20 10 RMB Y - o - Y % Margins Total Net Revenue 78.6 494.8 457.9 8.1% 368.1 34.4 % Cost of Services 10.8 67.7 63.3 7.0% 56.9 19.0 % Gross Profit 67.9 427.1 394.6 8.3% 311.2 37.3% 86.3 % Operating Expenses 21.3 134.1 113.7 18.0% 168.3 - 20.3 % Income from Operations 46.6 293.0 280.9 4.3% 142.9 105.0% 59.2 % Net Income Attributable to the Company’s Shareholders 39.2 246.4 361.3 - 31.8% 231.3 6.6% 49.8 % Basic EPS (RMB) 1.05 1.54 - 31.8% 1.02 2.9 % Diluted EPS (RMB) 1.05 1.53 - 31.4% 0.99 6.1 % Q 3 20 11 US$ Q - o - Q % Q 4 20 10 US$ Y - o - Y % Basic EPS (US$) 0.17 0.24 - 29.2% 0.15 13.3 % Diluted EPS (US$) 0.17 0.24 - 29.2% 0.15 13.3%

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 9 FY 201 1 Key Financial Highlights (In millions, except EPS data) FY20 11 US$ FY20 11 RMB FY20 10 RMB Y - o - Y % Margins Total Net Revenue 284.8 1,792.2 1,332.8 34.5 % Cost of Services 40.9 257.2 199.1 29.2 % Gross Profit 243.9 1,535.0 1,133.7 35.4% 85.6 % Operating Expenses 72.5 456.2 437.7 4.2 % Income from Operations 171.4 1,078.8 696.0 55.0% 60.2 % Net Income Attributable to the Company’s Shareholders 139.8 880.0 811.2 8.5% 49.1 % Basic EPS (RMB) 3.79 3.57 6.2 % Diluted EPS (RMB) 3.79 3.47 9.2 % FY20 10 US$ FY20 10 RMB FY20 10 US$ Y - o - Y % Basic EPS (US$) 0.60 0.54 11.1 % Diluted EPS (US$) 0.60 0. 53 13.2%

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 10 Strong Balance Sheet (In millions) Dec 3 1 , 201 1 US$ Dec 3 1 , 201 1 RMB Sep 30 , 20 11 RMB Dec 3 1 , 20 10 RMB Cash, Cash Equivalents & Short - Term Investments 297.1 1,870.1 1,914.8 6,030.3 Current Assets 346.2 2,179.2 2,228.5 6,304.0 Total Assets 564.2 3,551.2 3,297.9 7,108.1 Current Liabilities 161.3 1,014.9 1,017.2 700.3 Total Liabilities 163.6 1,029.8 1,025.5 700.5 Shareholders’ Equity 396.5 2,495.6 2,271.1 6,392.9 Non - controlling Interest 4.1 25.8 1.2 14.8 Total Liability and Equity 564.2 3,551.2 3,297.9 7,108.1

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 11 Operational Updates © 2010 Giant Interactive Group, Inc. All Rights Reserved

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 12 Flagship Game Segmentation Strategy Games Game History and Initiatives ZT Online ● Launched in January 2006 ● Self - developed Free - to - Play 2D MMORPG ● Also available in Greater China, Vietnam and Russia ● A n ew expansion pack with a new in - game profession and customized in - game activities introduced in 4Q11 ZT Online Classic ● Open beta testing launched at end of 3Q08 ● Original ZT Online features but eliminated all promotional items ● Designed to target former ZT Online players and enhance player loyalty ● New expansion pack introduced a selection of gameplays emphasizing collaboration among guild members in 4Q11 ZT Online Green ● Open beta testing launched at end of 1Q10 ● Original ZT Online gameplay with enhanced in - game economy benefiting lower spending and non - paying players for further in - game diversity ● A new expansion pack released in 4Q11 ZT Online 2 ● Sequel to the ZT Online 1 Series, a brand new Free - To - Play 2D MMORPG ● 3 rd generation in - game economy providing a fairer system to more gamers ● Innovative artwork methods adopted to improve graphical quality in gameplay ● Unlimited closed beta testing in November 2010 with PCU approaching 200,000 ● Official closed beta testing in April 201 1 with PCU reaching 300,000 ● Open beta testing in September 2011 with PCU surpassing 435,000 ● First expansion pack expected in April 2012

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 13 Product Portfolio & Pipeline Existing Games Game History and Initiatives Giant Online ● 2.5D modern military themed MMORPG ● Open beta testing launched at end of 1Q08 ● N ew expansion pack with new equipment upgrading system and group battle PVP dungeon released in 4Q11 XT Online ● 2.5D ancient Chinese fantasy martial arts MMORPG ● Part of our Win@Giant program from 2Q09 ● Open beta testing initiated in September 2011 ● First expansion pack with enhanced core PK gameplay released in 4Q11 ● Second expansion pack expected in 1Q12 The Golden Land ● Browser - based webgame with a medieval strategy theme ● Remained one of the most popular webgames in Taiwan and Japan in 4Q11 ● Open beta testing for the Korea launched in September 2011 ● Open beta testing for the US and Europe launched in October 2011 ● Closed beta testing for Spain completed in 4Q11 and commercially launch expected in 1Q12 Elsword ● Licensed 3D side - scrolling, action casual game developed by KOG Co., LTD of South Korea ● Closed beta testing in November 2011 and open beta testing in December 2011 ● Expansion pack and new characters expected in 1H12 Upcoming Games Game History and Initiatives Allods Online ● Licensed 3D free - to - play fantasy & sci - fi MMORPG developed by Mail.Ru’s Astrum Nival of Russia ● Currently undergoing further localization ● Second round of engineering testing expected in April 2012 Self - Developed Games ● MMORPGs, 6 webgames , and our highly anticipated FPS game under development for 2H12 and beyond

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 14 Enhanced Marketing Efficiency in Q 4 ’1 1 Maximize Player Awareness and Game Recognition to Improve Penetration Q4 201 1 Marketing and Distribution Network ► Over 100 liaison offices ► Over 420 dedicated liaison personnel ► Over 135 distributors ► Over 98,000 retail outlets ► Penetration of all large cities and almost all provinces in China ► Focus on penetrating medium / small cities with continued Internet and on - site promotional events

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 15 Business Outlook © 2010 Giant Interactive Group, Inc. All Rights Reserved

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 16 Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles Introduce Additional Genres of Games and Expand Geographical Coverage to Grow Our Player Base Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments 1 2 3 Growth Strategies To Develop and Operate the Largest Online Game Network in Asia

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© 201 1 Giant Interactive Group, Inc. All Rights Reserved 17 Near - term Expectation For the first quarter 201 2 , the Company expects the ZT Online 2 to continue building on the positive momentum experienced in 201 1 , while the ZT Online 1 Series and other games remain stable . As a result, the Company expects continued sequential top - line growth in the first quarter 201 2 .

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HK000NN7 NYSE: GA Thank you www.ga - me.com

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